JEFFREY G. KLEIN, P.A.

2600 North Military Trail,  Suite 270

Boca Raton, Florida 33431

Telephone:  (561)997-9920

       Telefax:   (561)241-4943

October 8, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

Attention:

Re:

Paramount Gold and Silver Corp. (the “Company”)

Amendment No. 1 to the Registration Statement filed on Form S-3

File No. 333-153104

Filed: September 26, 2008

Form 10-k for the year ended June 30,  2008

File No. 1-33630

Filed September 25, 2008

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated October 6, 2008.

1.

With respect to comment No. 1,  set forth below are the requested “Tandy”representations.

     The following representations will be included in the Company’s  request for acceleration.

o

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility  for the adequacy and accuracy of the disclosure in the filing; and

o

The company may not assert this action as a defense in any proceeding initiated by the Commission or any  person under the federal securities laws of the United States.

Please be advised that the foregoing warranties have been made by Christopher Crupi,  the Company’s chief executive officer,  and will be made by Mr. Crupi at such time as the Company files its request for acceleration.

2.  With respect to comment No. 2,  regarding redlined changes:

Please be advised that we have  highlighted all changes which we have made in Amendment No. 2 to the Registration Statement  which we are filing with the Commission.

3.  With respect to comment No. 3 and the status of  the Company’s qualification to use Form S-3 as a primary offering of securities as well as the number of shares held by non-affiliates,   we provide the following information:

We have confirmed with our transfer agent, Mellon Investor Services LLC, that as of  June 24, 2008,  there are 48,540,997 shares of common stock issued and outstanding.   The Company’s Form S-3 was filed with the Commission on August 20, 2008.   June 24, 2008 represents a date within 60 days of the filing of the Company’s

Form S-3.    The following information is provided to demonstrate that the Company is eligible to use Form S-3 in connection with a primary offering of its securities.

The following table represents a schedule of the Company’s officers and directors.

Officers and Directors	Share Ownership

Christopher Crupi	3,623,900
William Reed	506,000
Robert Dinnning	15,000
Daniel Hachey	200,000
Lucie Letellier	142,460
John Carden	95,000
Ian Talbot	55,000
Michel Yvan Stinglhamber	50,000

TOTAL	4,687,360

Except as set forth above, there are no other affiliates of the Company.

Total Issued and Outstanding as of  June  24, 2008:   48,540,997

Calculation of Public Float:
48,540,997 (total issued and outstanding)
<4,687,360> (affiliates)

Held by Non-Affiliates:	43,853,637

Closing bid price of common stock as of June 24, 2008:   $1.99

Calculation of Public Float:

Shares held by non-affiliates multiplied by the closing bid price:

43,853,637  X  $1.99 = $87,268,737    Required Floor:  $75 million

Based upon the foregoing calculations we believe that the issuer has demonstrated its eligibility to rely on Form S-3 for a primary offering of securities.

The Company has also amended its Form S-3 to properly reflect that it is an accelerated filer.

Furthermore,  we do not believe that there is any inconsistencies between the Company’s representation that it is an accelerated filer with respect to the filing of the Form S-3 and is not an accelerated filer with respect to the Company’s designation as a non-accelerated filer on its Form 10-k for the year ended June 30, 2008. Specifically,  on the valuation date for determining “accelerated filer” status,  for the purpose of filing the Form 10-K.,  the Company did not have a public float of  $75 million.  However, on the valuation date used for filing the Form S-3, the Company had a public float in excess of $75 million.

4. With respect to comment 4 regarding certain redundancy in the risk factors relating to the Commission’s Order and the temporary trading halt:

The registration statement has been amended to combine these two risk factors.

5.  With respect to comment No. 5 and the filing of an opinion:

We confirm that for each takedown of any securities, the Company  will either file a post effective amendment to the Registration Statement or file on Form 8-k the required opinion letter.

6.  With respect to comment No. 6 and the documents to be incorporated by reference:

The Registration Statement  has been amended to include all documents which the Company will incorporate by reference including but not limited to the Form 8-k filed  October 2, 2008.

7. With respect to comment No. 7 regarding the controls and procedures identified in the Company’s Form 10-K filed September 25, 2008:

We confirm that the Company’s principal executive officer, Christopher Crupi, and the Company’s principal financial officer, Lucie Letellier, concluded that the Company’s disclosure controls and procedures are effective .   That the following statement contained in the annual report “that any system of controls, however well designed and operated, can provide only reasonable, and not absolute assurance that the objectives of the system will be met” represents an accurate representation with respect to the disclosure controls and procedures currently in place.  Both Mr. Crupi and Ms. Letellier believe that disclosure controls and procedures are effective at that reasonable assurance level.

Paramount Gold and Silver Corp. hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings referenced above, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jeffrey G. Klein
Jeffrey G. Klein
Counsel For
Paramount Gold and Silver Corp.